

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2014

<u>Via E-mail</u>
Joseph Spiteri
Chief Executive Officer
MOJO Data Solutions, Inc.
2105 Plantation Village
Dorado, Puerto Rico 00646

> Re: **MOJO Data Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2013**
> **Filed July 18, 2013**
> **File No. 333-175003**

Dear Mr. Spiteri:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ William H. Thompson

                    William H. Thompson
                    Accounting Branch Chief